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16014783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67858

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enstream Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5646 Milton Street, Suite 318
(No. and Street)

Dallas	Texas	75206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Daniel Mooney 214.468.0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co.
(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Daniel Mooney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enstream Capital Markets, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public



RICARDO DE LA CRUZ JR
Commission # 128738222
My Commission Expires
October 1, 2019
NOTARY PUBLIC
STATE OF TEXAS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Enstream Capital Markets, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Enstream Capital Markets, LLC as of December 31, 2015, and the related statements of operations and changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of Enstream Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Enstream Capital Markets, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Enstream Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Enstream Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC
February 25, 2016

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

ENSTREAM CAPITAL MARKETS, LLC

TABLE OF CONTENTS

DECEMBER 31, 2015

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations and Changes in Member's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5
SUPPLEMENTAL INFORMATION	
Schedule I - Computation of Net Capital Under SEC Rule 15c3-1	10
ADDITIONAL REPORTS AND RELATED INFORMATION	
Report of Independent Registered Public Accounting Firm on the Exemption Report	11
Broker Dealers Annual Exemption Report	12
Independent Accountant's Agreed-upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	13
Schedule of Assessment and Payments (General Assessment Reconciliation) [SIPC-7]	15

ENSTREAM CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS		
Cash	$	68,610
Accounts Receivable		137,000
TOTAL ASSETS	**$**	**205,610**
LIABILITIES AND MEMBER'S EQUITY		
Commitments and Contingencies (Note 6)		
Member's Equity	$	205,610
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**205,610**

See Notes to Financial Statements

ENSTREAM CAPITAL MARKETS, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Advisory and Retainer Fees	$ **562,000**
Other Income	**79**
Total Revenues	**562,079**
EXPENSES	
Regulatory	**5,171**
Occupancy, Operating and Overhead	**38,976**
Total Expenses	**44,147**
NET INCOME	**517,932**
MEMBER'S EQUITY	
Beginning of Year	**62,532**
Distributions	**(374,854)**
End of Year	$ **205,610**

ENSTREAM CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 517,932
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:	
Changes in operating assets and liabilities:	
Increase in accounts receivable	(137,000)
Decrease in prepaid expenses	4,034
Decrease in accrued expenses	(1,146)
Total Adjustments	(134,112)
Net Cash Provided By Operating Activities	383,820
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's Distributions	(374,854)
Net Cash Used by Financing Activities	(374,854)
NET INCREASE IN CASH AND CASH EQUIVALENTS	8,966
Beginning of Year	59,644
End of Year	$ 68,610

See Notes to Financial Statements

ENSTREAM CAPITAL MARKETS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2015

NET CAPITAL		
Total Member's Equity Qualified for Net Capital	$	205,610
Less Non-allowable Assets		137,000
Net Capital	$	68,610
AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness	$	-
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$	5,000
Excess (Deficient) Net Capital	$	63,610
Excess (Deficient) Net Capital at 1000%	$	62,610
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2015 and the corresponding unaudited filing of part IIA of the FOCUS Report/ form X-17A-5 filed by Enstream Capital Markets, LLC.

See Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

Enstream Capital Markets, LLC (the "Company'), a wholly-owned subsidiary of Enstream Capital Management, LLC (the "Parent"), is a Texas Limited Liability Company formed in July 2006. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As an introducing broker-dealer, the Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company is engaged in a single line of business as a securities broker-dealer dealing in financial advisory services, institutional securities private placements, and merger, acquisitions and divestiture transactions.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Advisory Fees

The Company derives its revenue primarily by providing financial advisory services to U.S. oil and gas clients seeking to place private institutional securities. The Company is engaged by clients, on a success basis, to analyze company and oil and gas project information, design a financing structure, prepare placement marketing materials, coordinate investor presentations and meetings, and assist clients with definitive document negotiations to close an institutional private placement securities transaction. Advisory fee revenue is earned upon successful closing of a transaction and generally paid based on a percentage of capital dollars received by clients. Revenue may be earned beyond an initial closing as clients receive capital as part of a larger capital commitment and/or line of credit arrangement.

Retainer Fees

Retainer fees are received monthly and are recognized as earned.

Fair Value of Financial Instruments

Cash, and accounts payable expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months and that are not held for sale in the ordinary course of business.

Income Tax

The Company is taxed as a partnership for Federal income tax purposes. Accordingly, Federal income is taxed at the member level. The Company is subject to state income tax.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2015, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31, 2015, the years ending December 31, 2012, 2013, 2014 and 2015 remain subject to examination by major tax jurisdictions.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $68,610, which was $63,610 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00 to 1 as of December 31, 2015.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2015, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. CONCENTRATION OF CREDIT RISK

The Company's business is influenced by the U.S. and World Economy and it operates primarily within the oil and gas industry which is dependent upon related commodity prices. The Company targets private oil and gas companies seeking to place $20 to $200 million of capital to fund the acquisition, development and/or monetization of oil and gas properties. Further, the Company primarily provides financial advisory securities private placement services which are dependent upon U.S. credit and capital markets. This lack of diversification may cause the Company's financial results to be volatile. In addition, the Company's financial performance is dependent upon the consummation of relatively few transactions per year, thereby potentially increasing financial volatility. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with a high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company's Parent leases office space in Dallas, Texas under non-cancelable lease agreement classified as an operating lease. The monthly rental fees are paid by the Parent in accordance with the terms set forth in the Office and Administrative Services Agreement (the "Services Agreement") between the Company and the Parent. Rental fees of the Parent approximated $9,400 for 2015. The future minimum rental obligations under this operating lease agreement are approximately $9,400 in 2016.

Litigation

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

7. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Parent whereby the Parent will provide certain management and back-office services to the Company indefinitely, unless there is dissolution of the Company or a breach of contract, in return for a monthly fee of $1,000 plus other agreed-upon potential overhead expenses. The Company's Managing Director is also the Managing Director and principal shareholder of the Parent. The services provided include consultation and direct management assistance with respect to operations, furnishing office space, equipment and supplies, and assisting other aspects of the business of the Company. For the year ended December 31, 2015, the Company paid management fees to the Parent of $12,000, which is reflected as overhead expenses in the accompanying Statement of Operations and Changes in Member's Equity. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity will apply five steps, Step 1: Identify the contract(s) with a customer; Step 2: Identify the performance obligations in the contract; Step 3: Determine the transaction price; Step 4: Allocate the transaction price to the performance obligations in the contract, and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in this Update help clarify the principles for recognizing revenue and develop commonalities with International Financial Reporting Standards (IFRS). The effective date of this standard was deferred by FASB ASU 2015-14-Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, and is effective for annual reporting periods beginning after December 15,2018 and interim reporting periods within annual reporting periods beginning after December 15, 2019. The guidance may be applied as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company plans to adopt this standard within the noted timeframe. The Company does not expect the adoption of ASU 2014-09 and ASU2015-14 to have a material impact on the Company's results of operations or financial condition.

9. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31, 2015, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph k)(2)(i) of Rule 15c3-3.

10. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

 McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Enstream Capital Markets, LLC
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Enstream Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Enstream Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Enstream Capital Markets, LLC stated that Enstream Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Enstream Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Enstream Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC
February 25, 2016

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

On behalf of Enstream Capital Markets, LLC, I, as FinOp and CCO, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending DECEMBER 31, 2015:

- ENSTREAM CAPITAL MARKETS, LLC claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- ENSTREAM CAPITAL MARKETS, LLC did not hold any customer funds or securities at any time during the year.
- ENSTREAM CAPITAL MARKETS, LLC met the identified exemption provisions throughout the reporting period of January 1, 2014, thru December 31, 2014 without exception.



James Daniel Mooney
FinOp and CCO
ENSTREAM CAPITAL MARKETS, LLC


McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of Enstream Capital Markets, LLC
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Enstream Capital Markets, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Enstream Capital Markets, LLC's compliance with the applicable instructions of the Form SIPC-7. Enstream Capital Markets, LLC's management is responsible for Enstream Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including the check copies and independent bank statement, noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers,noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustment noting no differences.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



McBee & Co., PC
February 25, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

08-67858 FINRA DEC
Enstream Capital Markets, LLC
5676 Milton Street, Suite 318
Dallas, TX 75206

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Mooney (214) 468-0900

2. A. General Assessment (item 2e from page 2) $ 175

B. Less payment made with SIPC-6 filed (exclude interest) (150)
8/19/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 25

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 25

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 25

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Enstream Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director, CCO
(Title)

Dated the 16 day of January, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 15
and ending December 31, 20 15
Eliminate cents

Item No.

Item	Amount
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 562,078
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Asset Sales	492,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	492,000
2d. SIPC Net Operating Revenues	$ 70,078
2e. General Assessment @ .0025	$ 175

(to page 1, line 2.A.)